Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Kinsale Capital Group, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-212815) on Form S-8 of Kinsale Capital Group, Inc. of our report dated March 1, 2018, with respect to the consolidated balance sheets of Kinsale Capital Group, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and financial statement schedules II and V, and the effectiveness of internal control over financial reporting as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 10-K of Kinsale Capital Group, Inc.

/s/ KPMG LLP
Richmond, Virginia
March 1, 2018